EXHIBIT 99.1

News Release dated March 17, 2022, Suncor Energy’s executive vice president of mining and upgrading retiring

FOR IMMEDIATE RELEASE

Suncor Energy’s executive vice president of mining and upgrading retiring

Calgary, Alberta (March 17, 2022) – Suncor (TSX: SU) (NYSE: SU) today announced that Mike MacSween, the current executive vice president, Mining and Upgrading, is retiring early from Suncor on April 14, 2022.

As the executive vice president, Mining and Upgrading, Mike has led all of Suncor’s mining and upgrading operations, including Syncrude. He has also overseen Suncor’s involvement with the Regional Municipality of Wood Buffalo community.

“I would like to thank Mike for his leadership through significant growth and transformation at Suncor’s operations — from the early days of in situ to Fort Hills to assuming operatorship of Syncrude,” said Mark Little, president and chief executive officer. “Having achieved these milestones, it is an appropriate time for a transition in leadership of mining and upgrading as we focus on strengthening safe, reliable operations; seeking synergies among our assets in the Wood Buffalo region; and optimizing performance.”

The new incumbent in this role will be the subject of a future announcement.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development. production and upgrading, offshore oil and gas production, petroleum refining in Canada and the U.S. and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen.  Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power.  Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP.

Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor

Media inquiries:

833-296-4570
media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

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